

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

Luis Felipe Castellanos Lopez Torres
Chief Executive Officer
Intercorp Financial Services Inc.
Torre Interbank, Av. Carlos Villarán 140
La Victoria
Lima 13, Peru

> **Re: Intercorp Financial Services Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 26, 2021**
> **File No. 001-38965**

Dear Mr. Castellanos Lopez Torres:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance